LUMI

USER GUIDE – VIRTUAL MEETING

PLEASE READ CAREFULLY

Exhibit 99.5

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

web.lumiagm.com/470811084

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote or ask questions during the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

You will need the following information to login:

Meeting ID	Password
470-811-084	**liminal2022**

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.



16:23
LUMI
I have a login

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.



16:23
LUMI
Username
Password
LOGIN


HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the meeting has started.


16:25
Broadcast

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.


16:25
482-568-917
VOTING
DOCUMENTS
Poll Open
Resolution 1
For - Vote received
For
Against
Withheld
CANCEL
Resolution 2
For
Against
BROADCAST

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.


16:25
482-568-917
HOME
MESSAGING
Messaging
Ask a question
M. Smith
What is the dividend rate?
BROADCAST